                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES III
                                (Name of Issuer)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO,
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                               September 29, 2000
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-(f) or 13d-(g), check the following
box.      [ ]

                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                   ----------

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           4,451

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           4,451

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           4,451

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately  23.86%

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           4,451

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           4,451

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           4,451

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                    Approximately 23.86%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           7,561

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED VOTING POWER

                           7,561

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           7,561

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately  48.16%

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         INSIGNIA PROPERTIES, L.P.

32.      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

33.      SEC USE ONLY

34.      SOURCE OF FUNDS

                           Not Applicable

35.      (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                                 [ ]

36.      CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           3,110

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           3,110

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           3,110

38.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

39.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           Approximately 19.81%

40.      TYPE OF REPORTING PERSON

         PN

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))
                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --
         8.       SHARED VOTING POWER

                           3,110

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           3,110

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           3,110

48.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

49.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           Approximately 19.81%

50.      TYPE OF REPORTING PERSON

         CO

CUSIP No. NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         COOPER RIVER PROPERTIES, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)     [ ]
                                                                     (b)     [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))
                                                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER

                           --

         8.       SHARED VOTING POWER

                           3,110

         9.       SOLE DISPOSITIVE POWER

                           --

         10.      SHARED DISPOSITIVE POWER

                           3,110

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           3,110

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           Approximately 19.81%

14.      TYPE OF REPORTING PERSON

         OO

                         AMENDMENT NO. 1 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes Amendment No. 1 to the Schedule 13D (the "Schedule") originally filed with the Securities and Exchange Commission ("Commission") on January, 1999, by AIMCO Properties, L.P. ("AIMCO OP"), Cooper River Properties L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), AIMCO/IPT, Inc. ("AIMCO/IPT"), AIMCO-GP, Inc. ("AIMCO-GP") and Apartment Investment and Management Company ("AIMCO"). Cooper River, IPLP, AIMCO/IPT, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 13D.

(1)      SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest (the "Units") of Drexel Burnham Lambert Real Estate Associates II,I a New York limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222.

(2)      IDENTITY AND BACKGROUND.

                  (a)-(c), (f) The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Cooper River Properties, L.L.C. is a Delaware limited liability company. Insignia Properties, L.P. is a Delaware limited partnership. AIMCO/IPT, Inc. is a Delaware corporation. AIMCO Properties, L.P. is a Delaware limited partnership. AIMCO-GP, Inc. is a Delaware corporation. Apartment Investment and Management Company is a Maryland Corporation. The executive officers and directors of AIMCO, AIMCO-GP and AIMCO/IPT, are listed on Annex I to the Schedule 13D ("Annex I"), which is incorporated herein by reference.

                  (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3)      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         AIMCO OP has purchased the following Units, as follows:

         Date                       Number of Units                    Price Per Unit
         ----                       ---------------                    --------------
         9/29/00                    20                                 (1)
         9/29/00                    40                                 (2)

----------
(1) The 20 units are part of 3,507.65 units in various partnerships provided for an aggregate purchase price of $950,000.

(2) The 40 units are part of 27,820.2 units in various partnerships purchased for an aggregate price of $3,700,000.

         All of the Units purchased were purchased out of the working capital of AIMCO OP or AIMCO OP's credit facility.

         Under AIMCO OP's secured $400 million revolving credit facility with Bank of America and several other lenders, AIMCO OP., NHP Management Company and AIMCO/Bethesda Holdings, Inc. are the borrowers and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. The credit facility includes a swing line of up to $30 million. The obligations under the credit facility are secured by a first priority pledge of AIMCO OP's stock ownership in certain subsidiaries of AIMCO and its interests in notes issued by it to certain subsidiaries of AIMCO and a second priority pledge of each borrower's and AIMCO Holdings, L.P.'s stock ownership in certain subsidiaries of AIMCO and certain options to purchase Beneficial Assignee Interests ("BACs") of Oxford Tax Exempt Fund II Limited Partnership. The annual interest rate under the credit facility is based on either LIBOR or a base rate which is the higher of Bank of America's reference rate or 0.5% over the federal funds rate, plus, in either case, an applicable margin. The margin ranges between 2.05% and 2.55% in the case of LIBOR-based loans and between 0.55% and 1.05% in the case of base rate loans, based upon a fixed charge coverage ratio. The credit facility expires on July 31, 2002, unless extended at the discretion of the borrowers, at which time the revolving facility would be converted into a term loan for up to two successive one-year periods. The financial covenants contained in the credit facility require us to maintain a ratio of debt to gross asset value of no more than 0.55 to 1.0, and an interest coverage ratio of 2.25 to 1.0, a fixed charge coverage ratio of at least 1.7 to 1.0 until December 31, 2000, and 1.75 to 1.0 thereafter, an adjusted fixed charge coverage ratio (excluding amortization of the term loan made to the borrowers by Bank of America, N.A., Lehman Commercial Paper Inc. and certain other lenders) in connection with the purchase of certain assets related to the Oxford Realty Financial Group) of at least 1.50 to 1.0 while such term loan is outstanding. In addition, the credit facility limits us from distributing more than 80% of our Funds From Operations (as defined) (or such amounts as may be necessary for AIMCO to maintain our status as a REIT), imposes minimum net worth requirements and provides other financial covenants related to certain of AIMCO's assets and obligations. NHP Management Company, AIMCO/Bethesda Holdings, Inc. and AIMCO Holdings, LLP are subsidiaries of AIMCO.

(4)      PURPOSE OF TRANSACTION.

                  AIMCO OP is in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by the Partnership. The purchase of Units provides AIMCO OP with an opportunity to increase its ownership interest in the Partnership's properties.

         AIMCO OP owns the general partner and thereby control the management of the Partnership. In addition, AIMCO OP owns the manager of the residential properties. AIMCO OP currently intends that it will hold the Units acquired and the Partnership will continue its business and operations substantially as they are currently being conducted.

                  Although the Reporting Persons have no present intention to do so, they may acquire additional Units or sell Units. Any acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the prices previously paid for the Units, and may be for cash, limited partnership interests in AIMCO OP or other consideration. The Reporting Persons also may consider selling some or all of the units previously purchased to persons not yet determined, which may include their affiliates. The Reporting Persons may also buy the Partnership's properties, although they have no present intention to do so. There can be no assurance, however, that the Reporting Persons will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period or at all.

                  The Reporting Persons do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; or any other material changes in the Partnership's structure or business. The Reporting Persons or their affiliates may loan funds to the Partnership which may be secured by the Partnership's properties. If any such loans are made, upon default of such loans, the Reporting Persons or their affiliates could seek to foreclose on the loan and related mortgage or security interest. However, the Reporting Persons expect that consistent with fiduciary obligations of the general partner of the partnership, the general partner will seek and review opportunities (including opportunities identified by the Reporting Persons) to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners.

                  The Reporting Persons have been advised that the possible future transactions the general partner of the Partnership expects to consider on behalf of the Partnership include: (1) payment of extraordinary distributions; (2) refinancing, reducing or increasing existing indebtedness of the Partnership; (3) sales of assets, individually or as part of a complete liquidation; and (4) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which such general partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which limited partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the Partnership and financial benefits accrue to the limited partners of the Partnership, the Reporting Persons will participate in those benefits to the extent of our ownership of Units. The Reporting Person's primary objective in acquiring Units is to generate a profit on the investment represented by those Units.


(5)      INTEREST IN SECURITIES OF THE ISSUER.

         Cooper River directly owns 3,110 and AIMCO OP directly owns 4,451 Units (an aggregate of 7,561 Units), representing approximately 19.81% and 28.36%, respectively, or a total of approximately 48.16% of the outstanding Units based on the 15,698 Units outstanding at April 24, 2000.

         IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

         AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationship with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

         Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,110 Units directly owned by it; (ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of 3,110 Units directly owned by Cooper River; (iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,110 Units directly owned by Cooper River; (iv) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 4,451 Units directly owned by; (vi) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 4,451 Units owned by AIMCO OP; and (vii) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the 4,451 Units directly owned by AIMCO OP.

(6) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

                  Not applicable.

(7)      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) Agreement of Joint Filing, dated October 5, 2000, among Cooper River, IPLP, AIMCO/IPT, AIMCO OP, AIMCO-GP and AIMCO

                  (b) Second Amended and Restated Credit Agreement, dated as of September 20, 2000, among AIMCO Properties, L.P., NHP Management Company, AIMCO/Bethesda Holdings, Inc., Bank of America N.A. and several other lenders. (Exhibit (e) to AIMCO's Schedule 13D for Oxford Tax Exempt Fund II Limited Partnership, dated September 20, 2000, is incorporated herein by this reference.)

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2000
                                       AIMCO PROPERTIES, L.P.

                                       By: AIMCO-GP, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                          -------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                       AIMCO-GP, INC.

                                       By: /s/ Patrick J. Foye
                                          -------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                       APARTMENT INVESTMENT
                                       AND MANAGEMENT COMPANY

                                       By: /s/ Patrick J. Foye
                                          -------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                       COOPER RIVER PROPERTIES, L.L.C.

                                       By: /s/ Patrick J. Foye
                                          -------------------------
                                           Executive Vice President

                                       AIMCO/IPT, INC.

                                       By: /s/ Patrick J. Foye
                                          -------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                       INSIGNIA PROPERTIES, L.P.

                                       By: AIMCO/IPT, INC.
                                           (General Partner)

                                       By: /s/ Patrick J. Foye
                                          -------------------------
                                           Patrick J. Foye
                                           Executive Vice President

                                                                         ANNEX I

                             OFFICERS AND DIRECTORS

         The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the AIMCO/IPT, Inc. ("AIMCO/IPT") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP and AIMCO/IPT are Terry Considine and Peter Kompaniez. Unless otherwise indicated, the business address of each executive officer and director is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.


                    NAME                                                      POSITION
                    ----                                                      --------
Terry Considine.............................     Chairman of the Board of Directors and Chief Executive Officer

Peter K. Kompaniez..........................     Vice Chairman, President and Director

Thomas W. Toomey............................     Chief Operating Officer

Harry G. Alcock.............................     Executive Vice President and Chief Investment Officer

Joel F. Bonder..............................     Executive Vice President, General Counsel and Secretary

Patrick J. Foye.............................     Executive Vice President

Lance J. Graber.............................     Executive Vice President--Acquisitions

Steven D. Ira...............................     Co-Founder and Executive Vice President

Paul J. McAuliffe...........................     Executive Vice President and Chief Financial Officer

James N. Bailey.............................     Director

Richard S. Ellwood..........................     Director

J. Landis Martin............................     Director

Thomas L. Rhodes............................     Director


                    NAME                                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                    ----                                    ---------------------------------------------
Terry Considine.............................     Mr. Considine has been Chairman of the Board of Directors and
                                                 Chief Executive Officer of AIMCO since July 1994. Mr. Considine serves as Chairman of the Board of Directors and Chief Executive
                                                 Officer of American Land Lease, Inc. (formerly Asset Investors
                                                 Corporation and Commercial Assets, Inc.), a public real estate investment trust. Mr. Considine has been and remains involved as a principal in a variety of other business activities.

                    NAME                                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                    ----                                    ---------------------------------------------
Peter K. Kompaniez..........................     Mr. Kompaniez has been Vice Chairman of the Board of Directors of
                                                 AIMCO since July 1994 and was appointed President in July 1997.
                                                 Mr. Kompaniez has also served as Chief Operating Officer of NHP
                                                 Incorporated ("NHP"), which was acquired by AIMCO in December
                                                 1997. From 1986 to 1993, he served as President and Chief
                                                 Executive Officer of Heron Financial Corporation ("HFC"), a United
                                                 States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by
                                                 AIMCO) and 3.1 million square feet of commercial real estate.

Thomas W. Toomey............................     Mr. Toomey served as Senior Vice President -- Finance and
                                                 Administration of AIMCO from January 1996 to March 1997, when he was promoted to Executive Vice President -- Finance and
                                                 Administration. Mr. Toomey served as Executive Vice President --
                                                 Finance and Administration until December 1999, when he was appointed Chief Operating Officer. From 1990 until 1995, Mr.
                                                 Toomey served in a similar capacity with Lincoln Property Company
                                                 ("LPC") as Vice President/Senior Controller and Director of
                                                 Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. Mr. Toomey received a B.S. in Business
                                                 Administration/Finance from Oregon State University.

Harry G. Alcock.............................     Mr. Alcock served as a Vice President of AIMCO from July 1996 to
                                                 October 1997, when he was promoted to Senior Vice President --
                                                 Acquisitions. Mr. Alcock served as Senior Vice President --
                                                 Acquisitions until October 1999, when he was promoted to Executive
                                                 Vice President and Chief Investment Officer. Mr. Alcock has had
                                                 responsibility for acquisition and financing activities of AIMCO since July 1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992,
                                                 Mr. Alcock worked for Larwin Development Corp., a Los
                                                 Angeles-based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisition and development. From 1987 to 1988, Mr. Alcock worked for Ford
                                                 Aerospace Corp. He received his B.S. from San Jose State
                                                 University.

                    NAME                                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                    ----                                    ---------------------------------------------
Joel F. Bonder..............................     Mr. Bonder was appointed Executive Vice President, General Counsel and Secretary of AIMCO effective December 1997. Prior to joining
                                                 AIMCO, Mr. Bonder served as Senior Vice President and General
                                                 Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from
                                                 June 1991 to March 1994 and as Associate General Counsel of NHP
                                                 Incorporated from 1986 to 1991. From 1983 to 1985, Mr. Bonder practiced with the Washington, D.C. law firm of Lane & Edson, P.C.
                                                 and from 1979 to 1983 practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received a B.A. from the University of
                                                 Rochester and a J.D. from Washington University School of Law.

Patrick J. Foye.............................     Mr. Foye was appointed Executive Vice President of AIMCO in May
                                                 1998. He is responsible for acquisitions of partnership
                                                 securities, consolidation of minority interests, and corporate and other acquisitions. Prior to joining AIMCO, Mr. Foye was a Merger and Acquisitions Partner in the law firm of Skadden, Arps, Slate,
                                                 Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through
                                                 1994. Mr. Foye is also Deputy Chairman of the Long Island Power
                                                 Authority and serves as a member of the New York State
                                                 Privatization Council. He received a B.A. from Fordham College and a J.D. from Fordham Law School and was Associate Editor of the
                                                 Fordham Law Review.

Lance J. Graber.............................     Mr. Graber was appointed Executive Vice President -- Acquisitions of AIMCO in October 1999. His principal business function is acquisitions. Prior to joining AIMCO, Mr. Graber was an Associate from 1991 through 1992 and then a Vice President from 1992 through
                                                 1994 at Credit Suisse First Boston engaged in real estate
                                                 financial advisory services and principal investing. He was a
                                                 Director there from 1994 to May 1999, during which time he supervised a staff of seven in the making of principal investments in hotel, multi-family and assisted living properties. Mr. Graber received a B.S. and an M.B.A. from the Wharton School of the
                                                 University of Pennsylvania.

                    NAME                                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                    ----                                    ---------------------------------------------
Steven D. Ira...............................     Mr. Ira is a Co-Founder of AIMCO and has served as Executive Vice
                                                 President -- Property Operations of AIMCO since July 1994. From
                                                 1987 until July 1994, he served as President of Property Asset
                                                 Management ("PAM"). Prior to merging his firm with PAM in 1987,
                                                 Mr. Ira acquired extensive experience in property management.
                                                 Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan,
                                                 Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr.
                                                 Ira served for several years on the National Apartment Manager
                                                 Accreditation Board and is a former president of both the National
                                                 Apartment Association and the Colorado Apartment Association. Mr.
                                                 Ira is the sixth individual elected to the Hall of Fame of the
                                                 National Apartment Association in its 54-year history. He holds a
                                                 Certified Apartment Property Supervisor (CAPS) and a Certified
                                                 Apartment Manager designation from the National Apartment
                                                 Association, a Certified Property (CPM) designation from the
                                                 National Institute of Real Estate Management (IREM) and he is a
                                                 member of the Boards of Directors of the National Multi-Housing
                                                 Council, the National Apartment Association and the Apartment
                                                 Association of Greater Orlando. Mr. Ira received a B.S. from
                                                 Metropolitan State College in 1975.

Paul J. McAuliffe...........................     Mr. McAuliffe has been Executive Vice President of AIMCO since
                                                 February 1999 and was appointed Chief Financial Officer in October
                                                 1999. Prior to joining AIMCO, Mr. McAuliffe was Senior Managing
                                                 Director of Secured Capital Corp and prior to that time had been a
                                                 Managing Director of Smith Barney, Inc. from 1993 to 1996, where he was senior member of the underwriting team that lead AIMCO's initial public offering in 1994. Mr. McAuliffe was also a Managing
                                                 Director and head of the real estate group at CS First Boston from
                                                 1990 to 1993 and he was a Principal in the real estate group at
                                                 Morgan Stanley & Co., Inc. where he worked from 1983 to 1990. Mr.
                                                 McAuliffe received a B.A. from Columbia College and an M.B.A. from
                                                 University of Virginia, Darden School.

                    NAME                                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                    ----                                    ---------------------------------------------
James N. Bailey.............................     Mr. Bailey was appointed a  Director of AIMCO in 1999. In 1973,
Cambridge Associates, Inc.                       Mr. Bailey co-founded Cambridge Associates, Inc., which is an
1 Winthrop Square, Suite 500                     investment consulting firm for nonprofit institutions and wealthy
Boston, MA 02110                                 family groups. He is also co-founder, treasurer and director of
                                                 The Plymouth Rock Company, Direct Response Corporation and
                                                 Homeowners's Direct Corporation, all United States personal lines insurance company. He received his MBA and JD degrees in 1973 from
                                                 Harvard Business School and Harvard Law School.

Richard S. Ellwood..........................     Mr. Ellwood was appointed a director of AIMCO in July 1994. Mr.
12 Auldwood Lane                                 Ellwood is currently Chairman of the Audit Committee and a member
Rumson, NJ 07660                                 of the Compensation Committee. Mr. Ellwood is the founder and
                                                 President of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S. Ellwood & Co.,
                                                 Incorporated in 1987, Mr. Ellwood had 31 years experience on Wall
                                                 Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987;
                                                 Managing Director at Warburg Paribas Becker from 1978 to 1984;
                                                 general partner and then Senior Vice President and a director at
                                                 White, Weld & Co. from 1968 to 1978; and in various capacities at
                                                 J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as director of Felcor Lodging Trust, Incorporated and Florida East
                                                 Coast Industries, Inc.

J. Landis Martin............................     Mr. Martin was appointed a director of AIMCO in July 1994 and
199 Broadway                                     became Chairman of the Compensation Committee on March 19, 1998.
Suite 4300                                       Mr. Martin is a member of the Audit Committee. Mr. Martin has
Denver, CO 80202                                 served as President and Chief Executive Officer of NL Industries,
                                                 Inc., a manufacturer of titanium dioxide since 1987. Mr. Martin has served as Chairman of Tremont Corporation ("Tremont"), a holding company operating through its affiliates Titanium Metals
                                                 Corporation ("TIMET") and NL Industries, Inc. ("NL"), since 1990 and as Chief Executive Officer and a director of Tremont since
                                                 1988. Mr. Martin has served as Chairman of TIMET, an integrated producer of titanium since 1987 and Chief Executive Officer since
                                                 January, 1995. From 1990 until its acquisition by a predecessor of
                                                 Halliburton Company ("Halliburton") in 1994, Mr. Martin served as
                                                 Chairman of the Board and Chief Executive Officer of Baroid
                                                 Corporation, an oilfield services company. In addition to Tremont,
                                                 NL and TIMET, Mr. Martin is a director of Halliburton, which is engaged in the petroleum services, hydrocarbon and engineering industries, and Crown Castle International Corporation, a
                                                 communications company.

                    NAME                                    PRINCIPAL OCCUPATIONS FOR THE LAST FIVE YEARS
                    ----                                    ---------------------------------------------
Thomas L. Rhodes............................     Mr. Rhodes was appointed a Director of AIMCO in July 1994 and is
215 Lexington Avenue                             currently a member of the Audit and Compensation Committees. Mr.
4th Floor                                        Rhodes has served as the President and Director of National Review
New York, NY 10016                               magazine since November 1992, where he has also served as a
                                                 Director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General Partner from 1987 until November 1992. He is currently Vice-Chairman of the Board of Directors of American
                                                 Land Lease, Inc. He also serves as a Director of Delphi Financial
                                                 Group and its subsidiaries, Delphi International Ltd., Oracle
                                                 Reinsurance Company and The Lynde and Harry Bradley Foundation.

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
(a)      Agreement of Joint Filing, dated October 5, 2000, among Cooper River,
         IPLP, AIMCO/IPT, AIMCO, AIMCO-GP, and AIMCO OP.

(b)      Second Amended and Restated Credit Agreement, dated as of September 20,
         2000, among AIMCO Properties, L.P., NHP Management Company,
         AIMCO/Bethesda Holdings, Inc., Bank of America N.A. and several other lenders. (Exhibit (e) to AIMCO's Schedule 13D for Oxford Tax Exempt
         Fund II Limited Partnership, dated September 20, 2000, is incorporated herein by this reference.)